Exhibit 99.1

Message from the Chairman

We are very proud of our performance during the first quarter of 2024, which is a year of transformation for our company as multiple growth and efficiency initiatives gain additional traction. BeFra’s resurgent growth accelerated during the quarter, sustained by a strong back-to-back growth trend at Betterware Mexico, driven by product innovation and effective marketing strategies, and by the ongoing successful expansion of Jafra Mexico, which has proven to be a highly accretive acquisition. What’s more, there is still ample room to substantially grow the latter business even further. During the quarter, we made substantial changes to Jafra US’s commercial strategy and are now seeing early and encouraging signs of a recovery. In addition to the success of our many growth initiatives, we have been further reducing BeFra’s cost structure to build in additional operating leverage, while also improving working capital management to increase our capital efficiency.

Betterware Mexico has identified a clear path to growth, recording a 12.0% year-over-year increase in net revenue compared to Q123. This marked its highest net revenue since Q222. April marks the two-year anniversary of acquiring Jafra, so the first quarter results of Jafra Mexico are particularly gratifying. This business maintained its impressive growth trajectory with an 11.3% year-over-year increase in net revenue and a 38.0% surge in EBITDA. Since the acquisition, Jafra Mexico’s net revenue has grown 46%, its EBITDA margin has expanded 800 bps to 20.7%, and the cash conversion cycle fell from 223 days to 110 days. We are exceedingly proud that Jafra remains Mexico’s leading fragrance company, both in terms of sales and volume. Achieving this market position is a source of motivation to become the top beauty company in Mexico, as we further develop and introduce new product categories.

In our international operations, significant effort has been devoted to substantially improving the performance of Jafra US, where we have succeeded in optimizing direct and operating expenses. Our primary focus has been and will continue to be on stabilizing net revenues, establishing a solid foundation for growth that we expect to resume in the second half of the year. Higher efficiency levels coupled with comprehensive improvements to the commercial strategy are expected to drive additional momentum as the year proceeds.

International expansion is one of the cornerstones of our growth strategy. On April 16th we officially launched Betterware US, locating the headquarters in Dallas, Texas and going live with a website. Our initial focus remains the U.S.’s large and rapidly growing Hispanic market, starting with Texas. It is important to note that we are entering the U.S. home solutions market with an entirely new business model, one that targets the ecommerce as well as direct selling verticals. This model was designed from the customer up and enables Betterware to take a customer-first, digitally connected approach to the U.S. market. Meanwhile, our preparations for launching Betterware operations in Peru are proceeding well, with a launch targeted for the first quarter of 2025.

We recognize that significant challenges remain at BeFra, but we are still confident in our ability to continue effectively addressing these head-on to reestablish a firm profitable growth trajectory across the company and further deleverage its balance sheet. Significant progress in reducing costs as well as inventory levels are behind our confidence, along with the significant traction that our growth strategies continue gaining. A more solid foundation to grow upon, combined with the addition of new and dynamic leaders, positions us well for renewed success. As always, we have set ambitious goals but remain committed to maintaining high standards that further our mission of creating more opportunities for many to enhance their lives.

Luis G. Campos

Chairman of the Board

Q124 Select Consolidated Financial Information

	Q124		Q123
Net Revenue	$3,602,503		$3,264,211		+10.4%
Gross Margin	73.6%		72.8%		+79	bps
EBITDA	$755,390		$654,560		+15.4%
EBITDA Margin	21.0%		20.1%		+92	bps
Free Cash Flow	$359,655		$549,312		-34.5%
Net Income	$294,146		$187,997		+56.5%
EPS	$7.90		$5.05		+56.5%
Net Debt / EBITDA	1.8	x	2.2	x
Interest Coverage	3.2	x	2.8	x

	Q124	Q123
Associates and Consultants
Avg. Base	1,215,441	1,230,958	-1.3%
EOP Base	1,205,869	1,220,053	-1.2%
Distributors and Leaders
Avg. Base	63,541	60,138	+5.7%
EOP Base	65,315	61,042	+7.0%

Highlights

●	Sustained revenue growth: Consolidated Net revenue increased by 10.4% year-on-year (YoY), primarily due to growth of the Betterware and Jafra brands in Mexico.

●	Solid EBITDA growth: EBITDA increased by 15.4% with a 92 bps YoY EBITDA margin increase, to 21.0%. This was despite a 7.3% decrease in Betterware Mexico EBITDA from a temporary increase in distribution costs at this business with lower Net Revenue and Gross Margin at Jafra US.

-	Gross margin expanded by 79 bps, primarily driven by margin improvements at Jafra Mexico: 89 bps from reduced material costs due to successful supplier negotiations, 33 bps from decreased obsolescence costs, and 27 bps from a favorable exchange rate effect. Conversely, an unfavorable sales mix of low-margin SKUs adversely impacted at Betterware Mexico Gross Margin by 70 bps.

-	Jafra Mexico EBITDA increased 38.0%, contributing 51% to the group’s EBITDA, a reflection of consistently profitable growth since its acquisition in April 2022.

-	Strong demand in Mexico’s home solutions and beauty markets, robust consumer demand, and BeFra’s growth strategies and financial discipline are expected to drive sustained Net revenue and EBITDA growth.

●	Continued deleveraging trend: Net-Debt-to-EBITDA ratio decreased to 1.78x in Q124 from 1.83x in Q423 with an increased Interest Coverage ratio, to 3.2x.

●	Strong EPS growth: Outperformance across most key metrics resulted in a 56.5% YoY increase in earnings per share.

Q224 Priorities

●	Revenue growth: Continued effective execution of 2024 commercial plan across businesses.

●	Cost control: Maintain GM at an optimal level between 69% and 70% in 2024 through continued cost improvement and efficiency strategies. These include currency hedges, continued raw materials and product cost negotiations with suppliers, and implementing design-to-cost engineering throughout the Company’s operations.

●	Betterware US launch: Betterware began formal operations in the U.S. in April 2024, with an initial focus on the Hispanic population in Texas. The projected investment in 2024 remains approximately USD$ 6 million.

●	Betterware Peru preparations. BeFra’s Peru operations general manager is building a management team to lead the 2025 launch of Betterware Peru. This entails full buildout of the Company’s operations within this market and developing the infrastructure necessary to ensure the rapid and successful penetration of the country’s home solutions market.

Q124 Financial Results by Business

Betterware Mexico

Key Financial and Operating Metrics

	Q124	Q123
Net Revenue	$1,555,027	$1,388,983	+12.0%
Gross Margin	60.0%	61.1%	-117	bps
EBITDA	$382,107	$412,356	-7.3%
EBITDA Margin	24.6%	29.7%	-512	bps

	Q124	Q123
Associates
Avg. Base	716,645	752,577	-4.8%
EOP Base	724,707	764,024	-5.1%
Monthly Activity Rate	67.70%	68.10%	-40	bps
Avg. Monthly Order	$2,052	$1,767	+16.1%
Distributors
Avg. Base	42,886	39,028	+9.9%
EOP Base	44,482	39,991	+11.2%
Monthly Activity Rate	98.50%	98.50%	+2	bps
Avg. Monthly Order	$23,582	$23,562	+0.1%

Highlights

●	Sustained Net Revenue strength. A second consecutive quarter of positive YoY performance, with accelerated Net revenue growth (+12.0% YoY).

-	Expansion in Associates’ average monthly order size by 16%, primarily due to the effective implementation of diverse marketing and sales strategies.

-	Successful execution of commercial plan:

■	Successful launch of new food container brand, “Gurmy”, revitalizing the category and achieving a month-on-month revenue increase. Also strengthened Betterware’s “hydration” subcategory with the introduction of successful new products.

■	Enhanced merchandising strategy: recalibrating prices and promotions across all concepts to drive market success.

■	Introduced new B+ app functionality to improve operational use for salesforce.

■	Launched new “segmented” Associate and Distributor promotions, contributing to the lowest historical decrease in “Holy Week” revenue, which in 2024 occurred in March (this holiday usually occurs in April).

■	Strengthened “personal companionship method” with our Field Managers, improving the salesforce’s impact in the field.

●	Strong increase in Distributor base. Achieved a nearly 10% increase in Betterware’s Distributor base with maintained activity and average order levels. This typically precedes an Associate base increase, as Distributors are key “group builders.”

●	Improved cash conversion cycle. A decrease in the cash conversion cycle to 40 days, with a 13 days turnaround, from 53 days in Q123. This considerable improvement resulted primarily from improved inventory turnover, decreasing to 143 days in Q124 from 185 days in Q123.

●	Slight decrease in Associates headcount. The number of Associates decreased slightly Q124, in both average and end-of-period metrics. Despite steady activity and recruitment rates, the churn rate remains high. This is expected to improve in the remainder of the year, contributing to a net YoY increase in the Associates base. Increased Associate productivity represents an important foundation for the Company’s further expansion.

●	Slight Gross margin contraction. Gross Margin was primarily impacted by an increased mix of promotional products in total sales, which rose to 39% in Q124 from 33% in Q123.

●	Decrease in EBITDA and EBITDA Margin. EBITDA declined 7.3% year on year, primarily due to increased promotion and distribution expenses. This increase is expected to normalize for the remainder of the year, the Company’s full year 2024 EBITDA target therefore remains unchanged.

●	Decreased excess inventory: Excess inventory decreased by 17% year on year and is expected to continue for the remainder of the year.

Q224 Priorities

●	Solid promotion and innovation plan: The plan’s primary goal is to maintain strong average monthly orders and adequate average activity rates to decrease the Associate churn rate.

●	Reduce inventories: Control excess inventory generation decreasing a minimum of 80% of current levels, targeting approximately Ps. 200 million to Ps. 220 million in reductions.

●	Increase Associates base: Focus on both increased recruitment and retention of Associates through strengthened productivity, improved incentives, and enhanced ease of doing business with BeFra. This reduces churn in the base while fostering strong relationships with new members.

Jafra Mexico

Key Financial and Operating Metrics

	Q124	Q123
Net Revenue	$1,849,996	$1,662,405	+11.3%
Gross Margin	85.0%	82.0%	+293	bps
EBITDA	$383,120	$277,547	+38.0%
EBITDA Margin	20.7%	16.7%	+401	bps

	Q124	Q123
Consultants
Avg. Base	469,290	448,982	+4.5%
EOP Base	451,692	427,280	+5.7%
Monthly Activity Rate	53.8%	51.7%	+211	bps
Avg. Monthly Order	$2,362	$2,063	+14.5%
Leaders
Avg. Base	18,927	19,030	-0.5%
EOP Base	19,159	18,952	+1.1%
Monthly Activity Rate	95.0%	94.3%	+65	bps
Avg. Monthly Order	$2,698	$2,259	+19.4%

Highlights

Highly accretive and successful acquisition: improvements in all key Jafra Mexico performance metrics within the first two years subsequent to its acquisition, most importantly revenue, EBITDA and cash conversion:

●	Sustained Net Revenue growth. Jafra Mexico’s Net revenue increased 11.3% compared to Q123, driven primarily by reinforcing the BeFra business model focused on expanding the Consultant base with important product innovation, which accounted for 18% of its total Net revenues. Jafra Mexico’s new catalog concept featuring a monthly special edition with an attractive layout and simplified navigation drove further growth during the quarter, complemented by robust digital marketing efforts and strong innovation. It is important to note a higher-than-expected cut-off effect in March; excluding this effect, Q124 Net revenue would have increased by 18.9%. The cut-off effect will positively impact Q224 results.

●	Fragrances and color categories saw notable growth. These categories contributed significantly to revenue and EBITDA growth during the quarter.

●	Consultant base responding to the ongoing strategy. Jafra Mexico’s Consultant base expanded 4.5% YoY and 1.6% sequentially, benefitting from strategic promotional activities initiated in early 2024 aimed at reactivation and retention. Although the Leaders base has not yet reached Q123 levels, this has shown continued progress over the last two quarters. This uptick is a direct result of the 2023 strategy to promote more Consultants to Leaders and enhance recruitment through appealing incentives.

●	Solid increase in average monthly orders. 9.6% YoY growth due to a 2.4 SKU increase in average order size, primarily driven by Fragrance category innovations. This was also supported by a 211 bps increase in the Consultants’ activity rate, year on year.

●	Gross Margin improvement. Jafra Mexico Gross Margin improved by 293 bps YoY: 54 bps from a favorable exchange rate impact, 175 bps from reduced material costs due to successful supplier negotiations, and a 64 bps gain from decreased obsolescence costs.

●	EBITDA and EBITDA margin increased substantially. EBITDA increased 38.0% YoY while the corresponding margin expanded 401 bps, driven by higher Net revenue, a higher gross margin, and greater efficiency in administrative expenses (decreasing 13.4% in the quarter on an annual basis). These improvements reflect enhanced synergies and optimization strategies implemented in 2022 and 2023.

●	Strong cash flow. Jafra Mexico generated substantial operational cash flow of Ps. 253 million; a 20.4% increase compared to Q123, contributing to a strong balance sheet at the end of the quarter. The Company has remained focused on extending Days Payables since early 2022, offering invoice factoring to suppliers and renegotiating terms and conditions when appropriate. This initiative was completed at the end of 2023, with the full positive impact expected in 2024 reflected in increased margins and enhanced availability of cash, while the cash conversion cycle improved, extending DPO to 82 days.

Q224 Priorities

●	Sustained revenue momentum. Continued growth strategy execution to drive double-digit growth in 2024.

●	Improve Skin Care performance. While the Skin Care category has grown compared to last year, this has not met expectations due to competitive pricing and a core portfolio refresh. The introduction of the new Jafra Skin Care Line, aimed at attracting younger consumers, will be supported by an extensive category plan. This strategy includes a mix of traditional and digital marketing, sample programs, special events, virtual consultations, and sales force training to boost category performance.

●	Expense improvement. Continued cost control with further streamlining of overall operational expenses.

Jafra US

Key Financial and Operating Metrics

	Q124	Q123
Net Revenue	$197,480	$212,823	-7.2%
Gross Margin	74.0%	76.5%	-250	bps
EBITDA	$-9,838	$-35,344	+259.3%
EBITDA Margin	-5.0%	-16.6%	+1,163	bps

	Q124	Q123
Consultants
Avg. Base	29,506	29,399	+0.4%
EOP Base	29,470	28,749	+2.5%
Monthly Activity Rate	42.40%	37.70%	+470	bps
Avg. Monthly Order (USD)	$223	$232	-3.9%
Leaders
Avg. Base	1,728	2,080	-16.9%
EOP Base	1,674	2,099	-20.2%
Monthly Activity Rate	88.3%	81.1%	+717	bps
Avg. Monthly Order (USD)	$216	$219	-1.4%

Highlights

●	Sustained upward trend in monthly activity rates: Q124 monthly activity rates for Consultants and Leaders increased by 470 bps and 717 bps, respectively, which is crucial to expanding the Jafra US Consultant and Leader bases during the remainder of the year.

●	End of period Consultant base: The EOP Consultant base increased by 2.5% YoY, aligned with 2024 targets.

●	Positive trend in Color category: The Color category revenues grew 13% YoY, benefiting from cross-category collaboration with Fragrances, which ended the quarter in line with the prior year performance.

●	Quarterly Net Revenue decrease but stabilized on a monthly basis: Jafra US Net revenue decreased 7.2% YoY but stabilized at Ps. 73 million on a monthly basis. The decrease is attributable to a nearly 9% appreciation of the Mexican peso.

-	It is important to note that Q124 Net Revenue increased by 2% in US dollars. (Q123 Net revenue calculated at 18.7 pesos per US dollar exchange rate; Q124 Net Revenue calculated at 16.9 pesos per US dollar exchange rate).

-	Q124 Net Revenue would have increased by 6.2% excluding the cut-off effect.

●	Skin Care and Toiletries decline: These product category sales decreased relative to the prior period due to an inappropriate pricing strategy. Price levels have since been adjusted to be more competitive.

●	EBITDA and EBITDA margin improving: While Q124 EBITDA was negative, this improved considerably compared to Q123 due to aggressive cost containment throughout 2022 and 2023, reflected in a Ps. 39 million, or 31%, YoY decrease in operating expenses.

●	Gross Margin contraction. Gross margin decreased by 250 bps YoY, primarily due to aggressive promotional strategies and initiatives to liquidate surplus inventory at reduced prices and mitigate the risks associated with inventory obsolescence.

Q224 Priorities

●	Jafra US commercial strategy has been calibrated and refined across all fronts: portfolio management, merchandising, catalog design and pagination, incentive programs, promotions, ease of doing business, and Field Management. Early projections for April revenue indicate a significant revenue increase. Q224 is expected to be a pivotal quarter, with further momentum in the second half of 2024.

●	Jafra US inventory levels: excess inventory has been reduced according to plan. Revenue projection management has been refined, and the focus will be on maintaining more inventory in Queretaro, Mexico rather than Dallas, Texas, U.S.

Balance Sheet Highlights

Strong balance sheet at the end of Q124.

-	BeFra’s balance sheet further strengthened in Q124, providing greater financial flexibility to reduce debt leverage, invest in additional growth and efficiency initiatives, as well as pay dividends.

-	Total assets were Ps. 10,873 million, 16% higher than total liabilities. Total liabilities represented 86% of total assets, decreasing from 89% in Q123, with long-term debt representing 42% and short-term debt 5%.

-	Fixed assets represented 27% of total assets, reflecting BeFra’s asset-light structure and ability to generate strong cash flows with a profitable business model.

-	Q124 short-term debt, long-term debt, and borrowings decreased by 29% and 8%, respectively, compared to Q123.

-	Stockholder’s Equity was Ps. 1,510 million at the end of Q124, a 28% increase compared to Q123, primarily due to retained earnings from previous reporting periods.

-	Other key balance sheet metrics:

■	Current ratio (current assets/current liabilities): 1.04x.

■	Equity turnover (TTM Net revenue/average stockholder’s equity): 10x.

■	Return on equity (ROE): 86%.

■	Return on assets (ROA): 11%.

■	Return on total assets (ROTA): 26%.

■	Debt-to-EBITDA ratio: 1.93x.

■	Net debt-to-EBITDA: 1.78x.

Capital Allocation

Deleveraging BeFra’s balance sheet remains a strategic priority. The Company intends to use operating cash flow for debt repayments, with the same objective of lowering Net debt-to-EBITDA to at least 1.5x by the end of 2024. Total debt repayments are expected to amount to around Ps. 800 million during the remainder of the year. As of March 31, 2024, Net debt-to-EBITDA was 1.78x, down from 2.24x at the end of Q123.

We have finalized a purchase agreement for the property currently hosting Jafra Mexico’s offices in Mexico City. The deal is valued at Ps. 385.7 million, with payments spread over a three-year term. These funds will be destined for servicing the Company’s outstanding debt. Jafra Mexico will move to a newly leased office building starting in June 2024.

Given BeFra’s improving performance, the Company remains committed to paying quarterly dividends as another means to increase shareholder value over the long term. The board of directors has proposed a Ps. 250 million dividend for the first quarter 2024, subject to approval at the Ordinary General Shareholders’ Meeting to be held on May 13, 2024. This would mark the 17th consecutive quarterly dividend payment since we went public in March 2020. Future dividends are expected to be equal to or exceed this quarter’s proposed dividend, depending on BeFra’s financial results and taking into consideration the plan to repay debt.

2024 Guidance and Long-Term Growth Prospects

Looking ahead, BeFra remains confident and optimistic about the remainder of the year, given the Company’s substantial achievements to date and further growth prospects. The current outlook assumes BeFra’s Q124 net revenue and EBITDA are aligned with initial forecasts provided at the beginning 2024. Should the company’s results remain strong, BeFra may consider raising guidance. However, guidance remains as is detailed below:

	2024	2023	Var %
Net Revenue	$ 13,800 – 14,400	$13,010	6.1% - 10.7%
EBITDA	$ 2,900 – 3,100	$2,721	6.6% - 13.9%

*	Figures in millions Ps.

The Company’s strategy emphasizes consolidating BeFra’s position within the U.S. and driving growth in the vibrant Mexican market, representing significant growth potential, while capitalizing on multiple growth opportunities and adapting to shifts in market conditions enabling continued growth and profitability.

Appendix

Financial Statements

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Final Position

As of March 31, 2024 and 2023

(In Thousands of Mexican Pesos)

	Mar 2024	Mar 2023
Assets
Cash and cash equivalents	425,177	579,788
Trade accounts receivable, net	1,198,708	1,209,278
Accounts receivable from related parties	163	12
Inventories	1,871,274	1,845,278
Prepaid expenses	133,877	113,075
Income tax recoverable	127,101	217,268
Other assets	164,260	192,968
Total current assets	3,920,560	4,157,667
Property, plant and equipment, net	2,889,521	2,933,315
Right of use assets, net	343,547	282,343
Deferred income tax	437,964	319,157
Investment in subsidiaries	-	1,236
Intangible assets, net	1,628,036	1,715,686
Goodwill	1,599,718	1,599,718
Other assets	53,388	44,373
Total non-current assets	6,952,174	6,895,828
Total assets	10,872,734	11,053,495

Liabilities and Stockholders’ Equity
Short term debt and borrowings	539,195	761,419
Accounts payable to suppliers	1,670,630	1,382,580
Accrued expenses	295,535	280,890
Provisions	763,260	791,437
Income tax payable	-
Value added tax payable	133,055	132,192
Trade accounts payable to related parties	1,152	104,917
Statutory employee profit sharing	163,278	162,844
Lease liability	114,811	94,890
Derivative financial instruments	72,701	65,545
Total current liabilities	3,753,617	3,776,714
Employee benefits	130,585	150,876
Derivative financial instruments	-	-
Deferred income tax	697,565	832,239
Lease liability	241,976	184,731
Long term debt and borrowings	4,539,134	4,926,846
Total non-current liabilities	5,609,260	6,094,692
Total liabilities	9,362,877	9,871,406

Stockholders’ Equity
Capital stock	321,312	321,312
Share premium account	-25,264	-12,182
Retained earnings	1,233,531	868,132
Other comprehensive income	-18,148	3,470
Non-controlling interest	-1,574	1,357
Total Stockholders’ Equity	1,509,857	1,182,089
Total Liabilities and Stockholders’ Equity	10,872,734	11,053,495

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended March 31, 2024 and 2023

(In Thousands of Mexican Pesos)

	Q1 2024	Q1 2023	∆%
Net revenue	3,602,503	3,264,211	10.4%
Cost of sales	951,555	887,984	7.2%
Gross profit	2,650,948	2,376,227	11.6%

Administrative expenses	785,616	824,760	-4.7%
Selling expenses	1,028,574	845,475	21.7%
Distribution expenses	176,725	145,177	21.7%
Total expenses	1,990,915	1,815,412	9.7%

Share of results of subsidiaries	0	0	0.0%
Operating income	660,033	560,815	17.7%

Interest expense	-164,425	-210,935	-22.0%
Interest income	6,669	12,494	-46.6%
Unrealized loss in valuation of financial derivative instruments	-24,782	-50,216	-50.6%
Foreign exchange gain (loss), net	-21,041	-10,573	99.0%
Financing cost, net	-203,579	-259,230	-21.5%

Income before income taxes	456,454	301,585	51.4%

Income taxes	162,209	113,357	43.1%

Net income including minority interest	294,245	188,228	56.3%
Non-controlling interest loss	-99	-232	-57.3%
Net income	294,146	187,996	56.5%

EBITDA breakdown (Ps. million)
Concept	Q1 2024	Q1 2023	∆%
Net income	294,245	188,228	56.3%
(+) Income taxes	162,209	113,357	43.1%
(+) Financing cost, net	203,579	259,230	-21.5%
(+) Depreciation and amortization	95,357	93,744	1.7%
EBITDA	755,390	654,559	15.4%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the three-months ended March 31, 2024 and 2023

(In Thousands of Mexican Pesos)

	Q1 2024	Q1 2023
Cash flows from operating activities:
Profit for the period	294,245	188,229

Adjustments for:
Income tax expense recognized in profit of the year	162,209	113,357
Depreciation and amortization of non-current assets	95,357	93,744
Interest income recognized in profit or loss	-6,669	-12,494
Interest expense recognized in profit or loss	164,425	210,935
Unrealized loss in valuation of financial derivative instruments	24,782	50,216
Share-based payment expense	-8,894	489
Gain on disposal of equipment	-1,614	-
Currency effect	-9	-4,045
Movements in not- controlling interest	-42	-58
Other gains and losses	-	-
Movements in working capital:
Trade accounts receivable	-126,253	-238,216
Trade accounts receivable from related parties	-59	49
Inventory, net	162,860	277,392
Prepaid expenses and other assets	14,418	-62,914
Accounts payable to suppliers and accrued expenses	-141,058	-6,512
Provisions	-41,488	-1,975
Value added tax payable	14,694	43,050
Statutory employee profit sharing	30,423	27,546
Trade accounts payable to related parties	1,152	8,058
Income taxes paid	-257,691	-129,866
Employee benefits	3,435	-3,031
Net cash generated by operating activities	384,223	553,954

Cash flows from investing activities:
Investment in subsidiaries	-	-
Payments for property, plant and equipment, net	-27,380	-10,707
Proceeds from disposal of property, plant and equipment, net	2,812	6,065
Interest received	6,669	12,494
Net cash (used in) generated by investing activities	-17,899	7,852

Cash flows from financing activities:
Repayment of borrowings	-500,000	-1,000,000
Proceeds from borrowings	480,000	550,000
Interest paid	-183,295	-215,719
Bond issuance costs	-	-
Lease payment	-38,069	-32,137
Share repurchases	-	-
Dividends paid	-249,513	-99,806
Net cash used in financing activities	-490,877	-797,662
Net decrease in cash and cash equivalents	-124,553	-235,856
Cash and cash equivalents at the beginning of the period	549,730	815,644
Cash and cash equivalents at the end of the period	425,177	579,788

Key Operating Metrics

Betterware Mexico

	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024
Associates
Avg. Base	752,577	753,743	768,042	756,250	716,645
EOP Base	764,024	756,637	759,310	741,170	724,707
Monthly Activity Rate	68.10%	66.70%	65.20%	66.00%	67.73%
Avg. Monthly Order	$1,767	$1,877	$1,823	$1,959	$2,052
Monthly Growth Rate	15.00%	15.20%	15.70%	14.90%	15.09%
Monthly Churn Rate	15.60%	15.50%	15.60%	15.70%	15.84%
Distributors
Avg. Base	39,028	40,825	42,551	42,369	42,886
EOP Base	39,991	41,981	41,932	41,825	44,482
Monthly Activity Rate	98.50%	98.10%	97.90%	98.10%	98.51%
Avg. Monthly Order	$23,562	$23,440	$21,944	$23,518	$23,582
Monthly Growth Rate	9.10%	10.70%	10.40%	10.00%	10.80%
Monthly Churn Rate	8.60%	9.10%	10.40%	10.10%	9.72%

Jafra Mexico

	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024
Consultants
Avg. Base	448,982	427,289	414,968	461,712	469,290
EOP Base	427,280	424,435	422,956	467,736	451,692
Monthly Activity Rate	51.7%	51.2%	52.2%	52.9%	53.81%
Avg. Monthly Order	$2,063	$2,091	$2,088	$2,181	$2,362
Monthly Growth Rate	9.2%	8.9%	10.5%	11.5%	9.5%
Monthly Churn Rate	11.3%	9.1%	10.6%	8.3%	10.6%
Leaders
Avg. Base	19,030	18,978	18,553	18,576	18,927
EOP Base	18,952	18,875	18,555	18,719	19,159
Monthly Activity Rate	94.3%	93.9%	94.0%	95.0%	94.95%
Avg. Monthly Order	$2,259	$2,463	$2,236	$2,624	$2,698
Monthly Growth Rate	1.0%	1.0%	1.1%	1.4%	1.6%
Monthly Churn Rate	1.6%	1.4%	1.4%	1.1%	0.8%

Jafra US

	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024
Consultants
Avg. Base	29,399	28,541	29,608	31,268	29,506
EOP Base	28,749	29,921	30,489	31,117	29,470
Monthly Activity Rate	37.7%	44.4%	45.1%	43.8%	42.40%
Avg. Monthly Order (USD)	$232	$236	$229	$231	$223
Monthly Growth Rate	9.7%	12.9%	14.5%	12.5%	11.3%
Monthly Churn Rate	15.0%	11.5%	13.8%	11.5%	13.1%
Leaders
Avg. Base	2,080	2,041	1,642	1,782	1,728
EOP Base	2,099	1,760	1,645	1,793	1,674
Monthly Activity Rate	81.1%	83.8%	90.4%	90.2%	88.27%
Avg. Monthly Order (USD)	$219	$220	$217	$215	$216
Monthly Growth Rate	1.9%	2.6%	6.3%	7.9%	4.6%
Monthly Churn Rate	1.8%	7.6%	8.4%	5.0%	6.9%

Key Financial Metrics

Consolidated

	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024
Net Revenue	$3,264,211	$3,220,097	$3,123,507	$3,401,692	$3,602,503
Gross Margin	72.8%	73.3%	70.2%	70.0%	73.6%
EBITDA	$654,559	$717,433	$529,424	$819,484	$755,390
EBITDA Margin	20.1%	22.3%	16.9%	24.1%	21.0%
Net Income	$187,996	$258,370	$196,991	$406,104	$294,146
Free Cash Flow	$549,311	$1,305,046	$1,643,327	$2,256,395	$359,655

Betterware Mexico

	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024
Net Revenue	$1,388,983	$1,444,406	$1,420,739	$1,472,480	$1,555,027
Gross Margin	61.1%	61.8%	56.2%	50.2%	60.00%
EBITDA	$412,356	$443,508	$328,295	$250,342	$382,107
EBITDA Margin	29.7%	30.7%	23.1%	17.0%	24.60%

Jafra Mexico

	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024
Net Revenue	$1,662,405	$1,536,775	$1,486,816	$1,668,956	$1,849,996
Gross Margin	82.0%	83.3%	83.0%	86.5%	85.00%
EBITDA	$277,547	$268,724	$207,985	$532,780	$383,120
EBITDA Margin	16.7%	17.5%	14.0%	31.9%	20.70%

Jafra US

	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024
Net Revenue	$212,823	$238,916	$215,952	$260,256	$197,480
Gross Margin	76.5%	77.8%	74.1%	74.4%	74.00%
EBITDA	$(35,344)	$5,201	$(6,856)	$36,361	$(9,837)
EBITDA Margin	(16.6)%	2.2%	(3.2)%	14.0%	(5.00)%

Use of Non-IFRS Financial Measures

This announcement includes certain references to EBITDA, EBITDA Margin, Net Debt:

EBITDA: defined as profit for the year adding back the depreciation of property, plant and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes.

EBITDA Margin: is calculated by dividing EBITDA by net revenue.

EBITDA and EBITDA Margin are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies.

Betterware believes that these non-IFRS financial measures are useful to investors because (i) Betterware uses these measures to analyze its financial results internally and believes they represent a measure of operating profitability and (ii) these measures will serve investors to understand and evaluate Betterware’s EBITDA and provide more tools for their analysis as it makes Betterware’s results comparable to industry peers that also prepare these measures.

Definitions: Operating Metrics

●	Betterware de México (Associates and Distributors)

Avg. Base: Weekly average Associate/Distributor base

EOP Base: Associate/Distributor base at the end of the period

Weekly Churn Rate: Average weekly data. Total Associates/Distributors lost during the period divided by the beginning of the period Associate/Distributor base.

Weekly Activity Rate: Average weekly data. Active Associates/Distributors divided by ending Associate/Distributor base.

Avg. Weekly Order: Average weekly data. Total Revenue divided by number of active Associates/Distributors

●	Jafra (Consultants and Leaders)

Avg. Base: Monthly average Consultant/Leader base

EOP Base: Consultant/Leader base at the end of the period

Monthly Churn Rate (Consultants): Average monthly data. Total Consultants lost during the period divided by the number of active Consultants 4 months prior. A Consultant is terminated only after 4 months of inactivity.

Monthly Churn Rate (Leaders): Average monthly data. Total Leaders lost during the period divided by end of period Leader’s base.

Monthly Activity Rate: Average monthly data. Active Consultants/Leaders divided by the end of period Consultant/Leaders base.

Avg. Monthly Order (Consultants): Average monthly data. Total Catalogue Revenue divided by number of consultant orders.

Avg. Monthly Order (Leaders): Average monthly data. Total Leaders Revenue divided by number of leaders orders.

About Betterware de México, S.A.P.I. de C.V.

Founded in 1995, Betterware de Mexico is the leading direct-to-consumer company in Mexico focused on creating innovative products that solve specific needs regarding organization, practicality, space saving and hygiene within the household. Betterware’s wide product portfolio includes home organization, kitchen, commuting, laundry and cleaning, as well as other categories that include products and solutions for every corner of the household.

The Company has a differentiated two-tier network of distributors and associates that sell their products through twelve catalogs per year. All products are designed by the Company and under the Betterware brand name through its different sources of product innovation. The Company’s state-of-the-art infrastructure allows it to safely and timely deliver its products to every part of the country, backed by the strategic location of its national distribution center. Today, the Company distributes its products in Mexico and Guatemala, and has plans of additional international expansion.

Supported by its asset light business model and its three strategic pillars of Product Innovation, Business Intelligence and Technology, Betterware has been able to achieve sustainable double-digit growth rates by successfully expanding its household penetration and share of wallet.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “plan”, “predict”, “potential”, “seem”, “seek,” “future,” “outlook”, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document and that many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward looking statements. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections and encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2020 and any of the Company’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences

The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date hereof. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Further information on risks and uncertainties that may affect the Company’s operations and financial performance, and the forward statements contained herein, is available in the Company’s filings with the SEC. All forward-looking statements are qualified in their entirety by this cautionary statement.

1Q2024 Conference Call

Management will hold a conference call with investors on April 26th, 2024, at 7:00 am Central Standard Time (CST)/ 9:00am Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

Conference ID: 13746020

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free:  1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13746020

Contacts.

Company:

BeFra IR

ir@better.com.mx

+52 (33) 3836 0500 Ext. 2011

InspIR:

Investor Relations

Barbara Cano

barbara@inspirgroup.com